DAVIDSON & COMPANY LLP
	Chartered Accountants	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Rockwell Diamonds Inc.

We have audited the consolidated balance sheets of Rockwell Diamonds Inc. as at February 29, 2008 and May 31, 2007 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the nine month period ended February 29, 2008 and the years ended May 31, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 29, 2008 and May 31, 2007 and the results of its operations and its cash flows for the nine month period ended February 29, 2008 and the years ended May 31, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

May 20, 2008

DAVIDSON & COMPANY LLP
	Chartered Accountants	A Partnership of Incorporated Professionals

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders of
Rockwell Diamonds Inc.

We have audited the accompanying consolidated balance sheets of Rockwell Diamonds Inc. (the “Company”) as at February 29, 2008 and May 31, 2007 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the nine month period ended February 29, 2008 and the years ended May 31, 2007 and 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at February 29, 2008 and May 31, 2007 and the results of its operations and its cash flows for the nine month period ended February 29, 2008 and the years ended May 31, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

As described in Note 16 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 48 “Accounting for Uncertainly in Income Taxes – an interpretation of FASB Statement No. 109”, on June 1, 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of February 29, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 20, 2008 expressed an unqualified opinion on the Company’s effectiveness of internal control over financial reporting.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

May 20, 2008

DAVIDSON & COMPANY LLP
	Chartered Accountants	A Partnership of Incorporated Professionals

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders of
Rockwell Diamonds Inc.

We have audited Rockwell Diamonds Inc.’s (the “Company”) internal control over financial reporting as of February 29, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 29, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of February 29, 2008 and May 31, 2007 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the nine month period ended February 29, 2008 and the years ended May 31, 2007 and 2006 and our report dated May 20, 2008 expressed an unqualified opinion on those consolidated financial statements.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

May 20, 2008